                                                                    EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos.
333-85090, 333-108896, 333-110486, 333-131315, 333-140174, 333-141640 and
333-148747 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204,
333-107943, 333-117565, 333-138837 and 333-147071 on Form S-8, of our report dated February 6, 2008, relating to the consolidated financial statements of
Tower Semiconductor Ltd., appearing in this Report on Form 6-K of Tower
Semiconductor Ltd.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 7, 2008